Exhibit 99.2

Elite Education Group Announces
Closing of Controlling Stake in Ameri-Can Education Group Corp.

MIDDLETOWN, Ohio, December 1, 2021 /PRNewswire/ -- Elite Education Group International Limited (Nasdaq: EEIQ), (the “Company” or “Elite Education Group”), a provider of comprehensive education solutions for Chinese university students interested in study abroad programs in the US and other countries, today announced that as a key part of its strategic growth plan, on November 26, 2021 the Company closed on its previously announced acquisition of a controlling stake in Ameri-Can Education Group Corp. (“Ameri-Can”), which has the right to the underlying equity of Davis College, a two-year career-training college. Pursuant to the Stock Purchase Agreement, the Company has acquired 70% of Ameri-Can, with 77.78% of voting rights, at an acquisition price of $2.5 million, with 50% of the payment made in cash and 50% in EEIQ common shares at a price of $6.20, and an additional cash investment of $2.5 million in Ameri-Can at closing.

Jianbo Zhang, Chairman and Chief Executive Officer, commented, “We are excited to acquire a controlling equity ownership position in Ameri-Can, the company holding the right to the underlying equity of Davis College, as it represents a key strategic growth initiative that expands our business model to being an operator of a college that provides career-training programs as well as a ‘transfer pathway’ to top universities for students to pursue Bachelors’ degrees. We believe that Davis College offers immediate synergies with our existing operations as well as significant long-term growth opportunities in the US, the cornerstone of our global expansion strategy.”

“As we engage in the administration of Davis College and its curriculum, we plan to develop new educational programs at Davis College to provide an optimal academic experience for our students. We believe that this will enable us to substantially heighten our recruitment efforts both domestically and internationally as we offer students a broader set of academic and career-training options that match their life goals. As a key element of our strategic growth plan, we will continue to target educational institutions that meet our acquisition criteria and that offer high potential synergies,” concluded Mr. Jianbo Zhang.

The Company plans to prioritize domestic recruiting with an initial focus on Ohio and Michigan to substantially increase the student body at Davis College which the Company believes has ample room for growth. The Company also envisions the acquisition as an opportunity to implement innovative education programs that are both broad and flexible in order to provide an enriched experience for its students. Elite Education plans to add academic studies that provide career opportunities that are in high demand such as data science and electrical engineering as well as other new programs that are cost-effective for its students. We anticipate hiring highly qualified full-time faculty members and sessional instructors for our new programs to accommodate the potential growth of the student body at Davis College. Through the growth of enrollment in Davis College, the Company believes that it will be well positioned to achieve growth in the US market.

The Company also plans to recruit students from China and other Asian countries and deploy the academic model it established at the regional campuses of Miami University of Ohio (the “MU Regional Campuses”) where it provides English language support for its international students as well as residential facilities (facilities that are not owned, maintained, operated or are part of MU) and on-campus support. The Company believes that its entry into the career-oriented community college field will help it to recruit international students from China as well as to help it to enter the Southeast Asian markets. The acquisition is consistent with the recent announcement by the Chinese government to emphasize practical, career-training education which includes promoting participation of publicly-listed and industry-leading companies.

To ensure a smooth transition subsequent to the acquisition of a controlling ownership equity position in Ameri-Can, the new Board of Directors of Ameri-Can consists of five members, with Dr. Zhenyu Wu, Chief Financial Officer of Elite Education Group, serving as the Chairman. The other Board members are Ms. Diane Brunner, President of Davis College, Mr. John Zonghai Han, Vice President (International) of Davis College, Ms. Yuxia Xu, COO and CMO of Elite Education Group and Mr. Bo Yu, Chief Program Officer of Elite Education Group.

Elite Education Group anticipates that the career-training educational markets in the US and other countries, including China, will grow substantially and that with its proven student recruitment capabilities, its controlling equity ownership position in Ameri-Can represents an excellent growth opportunity for the Company.

About Davis College

Davis College was founded in 1858 and is a private, two-year career training college located in Toledo, Ohio. It is accredited by The Higher Learning Commission and the Ohio State Board of Career Colleges and Schools with programs authorized by the Ohio Board of Higher Education. Davis College offers a specialized professional career training curriculum in the fields of business, medical, and early childhood education. In late September 2021, The Ohio State Board of Career Colleges and Schools approved three new Davis College programs in Music Performance, Data Science, and Computer and Electrical Engineering Technology. The college’s mission is to provide marketable skills that enhance the employability of its graduates. Davis College offers coursework flexibility to ensure program success as well as externship opportunities that provide its student population with real-world skill sets prior to graduation. In addition, Davis College has agreements with numerous four-year US universities for ‘transfer pathway’ programs that pave the way for students from two-year colleges to gain admission while being able to transfer their course credits.

About Elite Education Group International Limited

Elite Education Group International Limited, through its subsidiary Quest Holding International LLC, provides comprehensive solutions for Chinese and other students who are interested in study abroad programs in the US and other countries. The Company has a controlling equity ownership position in Ameri-Can Education Group Corp., which has been a holder of the right to the underlying equity of Davis College in Toledo, Ohio. It also provides recruiting services to institutions of higher learning and has a recruiting relationship with the regional campuses of Miami University of Ohio (“MU”), where the Company maintains residential facilities, a full-service cafeteria, recreational facilities, shuttle buses and an office for the regional campuses that provides study abroad and post-study services for its students; these facilities are not owned, maintained, operated or are a part of MU. The Company also acts as a recruiting agent for the University of the West of Scotland (through The Education Group (London) Ltd) and Coventry University, both of which are located in the United Kingdom. For more information, please visit www.eei-global.net.

Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this press release include, without limitation, the Company’s ability to successfully integrate the acquisition with its existing services. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our prospectus filed pursuant to Rule 424(b)(4) and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Contacts:

Elite Education Group International Limited
+1 513-649-8350
ir@eei-global.net

Investor Relations:

Precept Investor Relations LLC

David Rudnick
+1 646-694-8538
david.rudnick@preceptir.com

Source: Elite Education Group International Limited